

New York Stock Exchange
11 Wall Street
New York, NY 10005

March 12, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Stance Equity ESG Large Cap Core ETF of The RBB Fund, Inc. under the Exchange Act of 1934.

Sincerely,